UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated June 8, 2011

2.

News Release dated July 7, 2011

3.

News Release dated July 13, 2011

4.

News Release dated July 26, 2011

5.

News Release dated July 27, 2011

6.

News Release dated August 23, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: September 26, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

June 8, 2011

Radius Increases Private Placement to $3.6 Million

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has increased the size of the previously announced non-brokered private placement from 5.0 million units to a maximum of 6.0 million units, for gross proceeds of up to $3.6 million.  As previously disclosed, each unit will consist of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.75 exercisable for one year from closing.

The Company has agreed to allocate a portion of the financing to subscribers found by Axemen Resource Capital Ltd., an Exempt Market Dealer, and may agree to similar allocations to other exempt market or investment dealers. The Company will pay finder's fees equal to 5% of subscription amounts found, payable in cash or units, plus issue finder’s warrants in an amount equal to 5% of units purchased, with each such finder’s warrant to be exercisable into one common share of the Company at a price of $0.75 for one year from closing.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

July 7, 2011

Radius Completes $3.66 Million Private Placement

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has closed its previously announced non-brokered private placement of $3.66 million by issuing 6.1 million units at $0.60 per unit.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.75 exercisable for one year.  The Company also issued 199,250 common shares and 386,123 warrants as finders’ fees in connection with the financing.  Each finder’s fee warrant entitles the holder to purchase one common share at $0.75 exercisable for one year.  All of the shares and warrants have a resale restriction until November 5, 2011.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

July 13, 2011

Radius Defines Anomalous Au-Hg-Sb-As-Tl in Soil/Stream Sediment Samples at Scarlet East Property, Rackla Belt, Yukon

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that recent work on its 100%-owned Scarlet East claim block in the Yukon has returned highly encouraging first-pass results with the discovery of anomalous Au-As-Hg-Sb-Thallium soil geochemistry in an area of orange-weathering, gossanous looking limestone

The Scarlet East property covers what is believed to be the eastern extension of the belt of rocks that host ATAC Resources’ Osiris and Conrad discoveries northeast of Keno City in the Yukon Territory.  The Rackla Belt is a potentially major belt of Carlin-type gold mineralization.  Radius staked 320 claims covering the prospective stratigraphy along the southeast edge of ATAC’s claim block, approximately 10-30km southeast of the Osiris target.

Partial results for the first pass reconnaissance geological mapping and geochemical sampling program from the Scarlet project have been received for 382 soil, 61 stream sediment and 21 rock samples.  Ridge and spur soil sampling on the eastern end of Radius’ Scarlet East claim block has identified a gold-arsenic-antimony-mercury-thallium anomaly coincident with a significant orange colour anomaly along a ridge, which coincides with the possible strike extension of the Nadaleen trend that bounds the Osiris and Conrad occurrences approximately 15km to the west-northwest.  The anomalous samples are underlain by an orange-weathering silty limestone unit that lies on the north dipping limb and crest of a southeast trending anticline.

Results include a number of samples anomalous in gold-arsenic-antimony-mercury and thallium.  Significantly three soil samples spaced 100m apart on a reconnaissance ridge and spur sample line contained between 19.6 ppb and 30.7 ppb Au, and these same samples and adjacent samples, within 100 m, contained up to 496.7ppm As, 23.43ppm Sb, 14,621ppb Hg and up to 4ppm Tl.  A number of stream sediment samples from drainages downstream of the above area returned anomalous values up to 20.9ppm As, 1415ppb Hg, 1.51ppm Sb.  Gold and thallium values were less than 3ppb and 0.13ppm respectively.  A rock grab sample from the orange silty limestone area described as a grey limestone with fine grained disseminated pyrite contained 2ppb Au and 1886.9ppm As.

These elements are considered pathfinders for Carlin type deposits.  Management believes this is a significant start to the program in this belt.

A photograph of the ridge and gossanous-looking orange weathered limestone units has been posted on Radius’ website at http://www.radiusgold.com/s/Racklabelt.asp.

Follow up work is being planned and will initially consist of grid-based soil sampling over the anomalous area, and mapping and prospecting.  The final results from the initial program for Scarlet East, and all the results from the Scarlet West property are expected in the next 2 or 3 weeks.

According to ATAC, mineralization at their Osiris Target area shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150 to 250 m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.

Laboratory

All samples were sent to Acme Analytical Laboratories Ltd. preparation facility in Whitehorse.  The pulps and sieved samples were analyzed at Acme’s laboratory in Vancouver.  Gold in rock samples were determined by a 30 gram fire assay fusion – ICP-ES (code 3B01).  An additional 36 elements were analyzed by ICP-MS using a 0.5 gram sample.  Soil samples, dried and sieved to -80 mesh, were analyzed for a 37 element suite, including gold, by ICP-MS (code 1F05) using a 15 gram sample.  Stream sediment samples, dried and sieved to -150 mesh, were analyzed for gold by lead collection fire assay using a 50 gram split code (3B01+3B04).  An additional 30 gram split was analyzed for 53 elements, including gold, by aqua regia digestion and ultratrace ICP-MS analysis (code 1F03).

Chain of Custody

All sampling is conducted under the supervision of the Company’s project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by Company personnel or expediters employed by the Company.

Qualified Person

Roger Hulstein, BSc, P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

July 26, 2011

Radius Stakes New Rackla Belt Claims,

Expands Scarlet East Au-Hg-Sb-As-Tl Anomaly

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce it has staked an additional 98 claims in 2 blocks contiguous with its Scarlet West claims in the Rackla Belt, Yukon Territory.  Fifty four claims were staked on the northern boundary of the Scarlet West claims and 44 on the eastern side.  The new staking increases Radius’s land position in this exciting emerging belt to 620 claims.

The Company has now received results for additional ridge-and-spur sampling along a northeast-southwest trending ridge on the eastern end of the Scarlet East claims, expanding the size of the previously announced anomaly, with anomalous arsenic, antimony and gold associated with thallium and mercury in an area of orange-weathering, gossanous looking limestone.  The latest gold-in-soil results returned up to 182ppb Au.

The anomaly coincides with the possible strike extension of the Nadaleen trend that bounds the Osiris and Conrad occurrences approximately 15km to the west-northwest.  Updated geochemical maps, and a sketch map of the geology of the Scarlet East claim block, can be found on Radius’s website at www.radiusgold.com.

Radius has also commenced a low level helicopter aeromagnetic and radiometric geophysical survey that will be carried out by Precision GeoSurveys Inc.  Line spacing will be 200m oriented north - south crossing the regional trend.  Preliminary results are expected shortly.

The Scarlet East property covers what is believed to be the eastern extension of the belt of rocks that host ATAC Resources’s Osiris and Conrad discoveries northeast of Keno City in the Yukon Territory.  The Rackla Belt is a potentially major belt of Carlin-type gold mineralization.  Radius staked 320 claims covering the prospective stratigraphy along the southeast edge of ATAC’s claim block, approximately 10-30km southeast of the Osiris target.

A photograph of the ridge and gossanous-looking orange weathered limestone units has been posted on Radius’s website at www.radiusgold.com.

Recent discoveries of gold mineralization in the Rackla Belt have identified the presence of Carlin-type gold deposits, with similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150 to 250 m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.

Laboratory

All samples were sent to Acme Analytical laboratories Ltd. preparation facility in Whitehorse.  The sieved samples were analyzed at Acme’s laboratory in Vancouver.  Soil samples, dried and sieved to -80 mesh, were analyzed for a 37 element suite, including gold, by ICP-MS (code 1F05) using a 15 gram sample.

Chain of Custody

All sampling is conducted under the supervision of the Company’s project geologist.  Samples are tracked by the project geologist from the project site to the sample preparation facility and transported by company personnel or expediters employed by the Company.

Qualified Person

Roger Hulstein, BSc, P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company's Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

July 27, 2011

Radius Sets Spin Out Ratio, Appoints New Director

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that its Board of Directors has determined that the ratio of securities to be issued under the proposed Spin Out transaction announced on May 27, 2011 will be one common share and one full warrant in Newco for every three Radius shares held.  Each Newco warrant will entitle the holder to purchase one common share of Newco at $0.50 for a period of 18 months after listing of Newco.  Following completion of the Spin Out, Radius will hold 19.9% of the issued shares and warrants of Newco.

It is proposed that Newco will hold all of Radius’s existing Yukon projects and $1.0-million in cash.  The implementation of the Spin Out is subject to, among other things, Radius shareholder approval, court approval and TSX Venture Exchange approval.  The shareholders’ meeting will be held in October 2011.

The objective of the Spin Out is to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin Out will result in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

William Katzin Appointed to Board of Directors

The Board has also unanimously approved the appointment of Mr. William Katzin as a Director of Radius.  Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.

The Company has granted an incentive stock option to Mr. Katzin to purchase up to 150,000 common shares exercisable for ten years at a price of $0.81 per share.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Joint News Release

B2Gold Corp. and Radius Gold Inc. Provide Nicaragua Update:

Trebol East Trench Returns 18.00 Metres at 2.56 Grams per Tonne Gold

Vancouver, August 23, 2011 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) and Radius Gold Inc. (TSX-V: RDU) (“Radius Gold”), are pleased to provide an update on recent work carried out by B2Gold at their jointly owned (60% B2Gold / 40% Radius Gold) Trebol project in northeastern Nicaragua. Trebol is a low-sulphidation gold-bearing epithermal vein and breccia system characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite.

Trenching at Trebol East

Positive results have been received from recent trenching at Trebol East located 3 km east of the main Trebol trend. The low hills are comprised of the same quartz veins, hydrothermal breccias, and replacement zones, dipping moderately to the west, as seen in the main Trebol trend.

The new trench results appear to be outlining a north-south trending mineralized zone at least 1.5km long. Trench 91, which lies at the southern end of the trend, returned 18.00 metres at 2.56 grams per tonne (“g/t”) gold. Roughly 1km north, Trench 93 returned 19.00 metres at 1.54 g/t gold. Trench 92, which was cut 200 metres south of Trench 91, returned 5.70 metres at 0.63 g/t gold.

Metallurgy at Trebol

Six composite metallurgical samples have been collected for bottle roll tests from the Trebol drill core, to be shipped to Kappes Cassiday and Associates in Reno, NV. The samples were selected from:

•

weakly oxidized low grade stockwork

•

weakly oxidized medium grade wallrock breccia

•

oxidized low grade wallrock breccia

•

oxidized high grade sulfide‐rich hydrothermal breccia

•

medium grade weakly oxidized hydrothermal breccias; and

•

medium grade oxidized stockwork

The samples were produced from the coarse rejects by combining three separate samples of similar material from the same drill hole, then weighted according to their percent contribution to the composite and split numerous times. The total weight of each composite sample is between 4 and 5 kilograms.

San Jose Project

B2Gold has commenced a data and ground review of Radius Golds’ San Jose project (formerly known as the San Pedro project in historic Radius Golds’ releases). Radius Gold completed a short drill program in 2005, designed to test for a bulk tonnage target on the PM zone by drilling a fence of holes across a cluster of en echelon veins.

Two drill holes were collared to test trench TR-PM2-B1 which cut 14.6 g/t gold over 3.00 metres on the PM2 vein. Radius Golds’ hole 9 was drilled beneath this and cut good grades either side of what appears to be an old working. The holes returned 17.5 g/t gold over 1.52 metres in the hanging wall of the working, and 13.0 g/t gold over 1.78 metres in the footwall. Drill hole 10 undercut this hole and returned 5.4 g/t over 3.00 metres. Radius Gold mapped the PM2 vein for over 500 metres.

Trenching suggests that good potential also exists over 800 metres along the 2 km PM1 vein and a more detailed trenching program, with trenching every 30 to 50 metres, may be warranted focusing on areas with old workings which may indicate high grade ore shoots.

Roughly 9 km south of the PM zone, the Buena Vista zone has been traced for over 2 km. Radius Golds’ best trench on this vein returned 13.81 g/t gold over 8.354 metres but this was never drill tested. B2Gold are currently planning and permitting a trenching program for San Jose.

Plans for August

Trenching and soil sampling will continue at Trebol with priority given to developing the emerging zone at Trebol East, with the aim of defining drill targets. Detailed soil sampling will also continue along the main Trebol trend as well to better define potential resource areas.

Samples for Trebol are submitted with blanks and industry certified standards inserted in the field and prior to reception at Inspectorate’s prep lab in Managua.  Pulps are then analyzed at Inspectorate’s labs in Reno, Nevada. Check assays are currently being selected now that the drilling program has been completed and will be sent to ALS labs in Vancouver, Canada.  Except where noted, all results stated in this announcement have passed B2Gold's quality assurance and quality control (“QA/QC”) protocols.

Roger Hulstein, BSc, PGeo, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Radius Golds’ qualified person as defined by National Instrument 43-101. Mr. Hulstein has verified that the technical information in this release is an accurate summary of the information provided by B2Gold to Radius Gold.

The exploration programs for the Company are reviewed and the results approved by Tom Garagan, B2Gold's Qualified Person under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

ON BEHALF OF RADIUS GOLD INC.

“Tom Garagan”

“Simon Ridgway”

Senior Vice President of Exploration

President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean

Kerry Suffolk

Vice President, Investor Relations

Manager, Investor Relations

604-681-8371

604-681-8371

For more information on Radius Gold please visit the Radius Gold’s web site at www.radiusgold.com or contact:

Investor relations:  Ralph Rushton / Erin Ostrom

Tel: 604-801-5432

Toll Free: 1-888-627-9378

Email: info@radiusgold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.